------------------                             U.S. SECURITIES AND EXCHANGE COMMISION                   ----------------------------
| F  O  R  M   5 |                                       Washington, D.C. 20549                         |       OMB APPROVAL       |
------------------                                                                                      |--------------------------|
[ ] Check this box if                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             |OMB Number       3235-0362|
    no longer subject                                                                                   |Expires: September 30,1998|
    to Section 16. Form 4                                                                               |Estimated avg. burden     |
    or Form 5 obligations                                                                               |hours per response.....1.0|
    may continue.            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    ----------------------------
[X] Form 3 Holdings Reported    Section 17(a) of the Public Utility Holding Company Act of 1935 or
[X] Form 4 Transactions                   Section 30(f) of the Investment Company Act 1940
    Reported
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|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person(s) to|
|                                        |                                                |  Issuer (Check all Applicable)         |
|                                        |  United International Holdings, Inc. (UIHIA)   |                                        |
|  DeGeorge           Lawrence       J.  |                                                | X  Director           X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)         (First)        (MI)|3.IRS Identification   |4.Statement for Month/  |    Officer               Other         |
|                                        |  Number of Reporting  |  Year                  |---(give title below) ---(Specify below)|
|                                        |  Person, if an entity |                        |                                        |
|                                        |  (Voluntary)          |                        |                                        |
| 4643 S. Ulster Street, Suite 1300      |                       |  December 31, 1998*    |                                        |
|----------------------------------------|                       |------------------------|----------------------------------------|
|           (Street)                     |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|                                        |                       |                        | X  Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|                                        |                       |                        |    Form filed by More than One         |
| Denver                 CO       80237  |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans- |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  action |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Month/     |  Code   |  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |Day/Year)   |(Instr.8)|-------------------------------|  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |         |                |(A) |         |  Issuer's       |or  |                    |
|                               |            |         |                |or  |         |  Fiscal Year    |(I) |                    |
|                               |            |         |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
| Class A Common Stock          |            |  3(1)   |                |    |         |  20,000(3)(4)   | I  | By Spouse          |
|                               |            |         |                |    |         |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
| Class A Common Stock          |            |         |                |    |         |  20,000(3)      | D  |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|                               |            |         |                |    |         |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|                               |            |         |                |    |         |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|                               |            |         |                |    |         |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|                               |            |         |                |    |         |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|

* In reliance upon a SEC interpretation of Rule 13a-10, this Report has been timely filed within 45 days of February 24, 1999, the date the Issuer's Board of Directors approved the change in the Issuer's fiscal year end from February 28 to December 31, commencing December 31, 1998.

                                                                                                                              Page 1
Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 2270 (7-97)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)
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|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable|  of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and        |  Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/|                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)   |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                     |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |     |          |Amount or |          |Year      |or  |          |
|          |         |     |         |---------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |         |    (A)   |    (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|Class B   | 1 for 1 |5/21/|  J4(2)  |          | 668,304  |Immed|     | Class A  | 668,304  |          |    0     | I  |By a      |
|Common    |         |1997 |         |          |          |     |     | Common   |          |          |          |    |Corpora-  |
|Stock     |         |     |         |          |          |     |     | Stock    |          |          |          |    |tion      |
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Class B   | 1 for 1 |5/21/|  J4(2)  |  334,152 |          |Immed|     | Class A  | 334,152  |  $11.00  | 334,152  | I  |By a gen. |
|Common    |         |1997 |         |          |          |     |     | Common   |          |          |  (3)(4)  |    |partner-  |
|Stock     |         |     |         |          |          |     |     | Stock    |          |          |          |    |ship      |
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Director  | $9.50   |7/23/|         |   40,000 |          |7/23/|     | Class A  |  40,000  |          |  40,000  | D  |          |
|Stock Op- |         |1993 |   A5    |          |          |1997 |     | Common   |          |          |   (3)    |    |          |
|tions (rt |         |     |         |          |          |     |     | Stock    |          |          |          |    |          |
|to buy)   |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Director  | $8.3125 |12/17/   A     |   15,000 |          | (5) |     | Class A  |  15,000  |          |  15,000  | D  |          |
|Stock Op- |         |1998 |         |          |          |     |     | Common   |          |          |   (3)    |    |          |
|tions (rt |         |     |         |          |          |     |     | Stock    |          |          |          |    |          |
|to buy)   |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
Explanation of Responses:
(1) The Reporting Person's spouse owned 20,000 shares of Class A Common Stock on July 22, 1993, the date the Issuer became a
Section 12 company.  The Reporting Person disclaims any beneficial ownership of such securities.
(2) A corporation, in which the Reporting Person was the Chairman and CEO, owned these securities and was previously reported by the
Reporting Person as such.  In such report, the Reporting Person disclaimed beneficial ownership of such shares.  Upon the sale of the corporation in connection with which the Reporting Person resigned as an officer and a director, the Reporting Person acquired a portion of such securities.
(3) The Reporting Person became a party to a Stockholders' Agreement upon his purchase of shares from the corporation.  The securities reported herein do not include securities beneficially owned by other parties to the Stockholders' Agreement.  The
Reporting person disclaims any beneficial ownership of such other parties' securities and this Report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose.
(4) The Reporting Person disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.
(5) The option is exercisable in 48 equal monthly installents commencing on October 8, 1998.

**Intentional misstatements or omissions of facts constitute Federal            /s/ Lawrence J. DeGeorge            March 31, 1999
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            -----------------------------------  -----------------
                                                                             **Signature of Reporting Person             Date
Note: File three copies of this form, one of which must be manually signed.     Lawrence J. DeGeorge
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                          Page 2
required to respond unless the form displays a currently valid OMB Number